Mail Stop 0407

      							February 18, 2005

Via U.S. Mail and Fax
John B. Bartlett
Chief Financial Officer
UniFirst Corporation
68 Jonspin Road
Wilmington, MA  01887

	RE:	UniFirst Corporation
		Form 10-K for the fiscal year ended August 28, 2004
		Filed November 12, 2004
		File No. 001-08504

Dear Mr. Bartlett:

      We have reviewed the above referenced filing and have the following comments. We have limited our review to only your financial statements and related disclosures and will make no further review of your documents. As such, all persons who are responsible for the adequacy and accuracy of the disclosure are urged to be certain that they have included all information required pursuant to the Securities Exchange Act of 1934. Please address the following comments in future filings. If you disagree, we will consider your explanation as to why our comment is inapplicable or a future revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.






Form 10-K for the year ending August 28, 2004

Item 6. Selected Financial Data

1. In future filings, please briefly describe your business combinations that would materially affect the comparability of the information reflected in selected financial data, or cross-reference to the appropriate footnote of the consolidated financials. See
Item
301(b)(2) of Regulation S-K.

Item 7. Management`s Discussion and Analysis

2. We refer you to your "Environmental and Other Contingencies" disclosures. MD&A disclosures made pursuant to the guidance provided by the SEC should be sufficiently specific to enable a reader to understand the scope of the contingencies affecting the registrant.
In this regard, in future filings, your discussion of historical and anticipated environmental expenditures should, to the extent material, describe separately (a) recurring costs associated with managing hazardous substances and pollution in on-going operations,
(b) capital expenditures to limit or monitor hazardous substances or pollutants, (c) mandated expenditures to remediate previously contaminated sites, and (d) other infrequent or non-recurring clean-up expenditures that can be anticipated but which are not required in the present circumstances. Disaggregated disclosure that describes accrued and reasonably likely losses with respect to particular environmental sites that are individually material may be necessary for a full understanding of these contingencies.

Item 7A. Quantitative and Qualitative Disclosures About Market
Risk.

Please add to your qualitative information about market risk detailed informa
(i) The registrant`s primary market risk exposures;
(ii) How those exposures are managed. Such descriptions shall include, but not be limited to, a discussion of the objectives, general strategies, and instruments, if any, used to manage those exposures; and
(iii) Changes in either the registrant`s primary market risk exposures or how those exposures are managed, when compared to what was in effect during the most recently completed fiscal year and what is known or expected to be in effect in future reporting periods.
3. Chose from among the three disclosure formats provided by Item 305(a) and include more detailed quantitative information about foreign currency and interest rate market risk in future filings.



Item 8. Financial Statements and Supplementary Data

Consolidated Statements of Operations

4. We note from your revenue descriptions in your general business section of Item 1 and in your MD&A that approximately 85% of your revenues in 2004 were generated from rental activity and the remaining 15% was generated from services and sales of garments. As required by Rule 5-03(b)(1) of Regulation S-X, in future filings, please revise your presentation in future filings to disclose separately revenues from rentals as compared to those generated from service activity and other. Concomitantly, please state separately expenses related to rental revenues from those related to services and other. See Rule 5-03(b)(2) of Regulation S-X. Please revise or advise.

5. In future filings, please revise the statements to comply with SAB
Topic 11:B. We note that you exclude depreciation and amortization from the line item for "operating costs".

Note 1.  Summary of Critical and Significant Accounting Policies
Environmental and Other Contingencies

6. Please tell us the basis of using a credit-adjusted risk-free rate of 4.0% for time periods ranging from 10 to 30 years when discounting environmental contingencies. For example, in comparison, we note that the credit-adjusted risk-free rates for discounting asset retirement obligations, which range from 1 to 30 years, range from 3.00% to 7.25%.

7. We note that you recognize environmental liabilities on a discounted basis. Beside disclosing the discount rate used, in future filings please disclose the following:
* The expected payment for each of the five succeeding years and the aggregate amount thereafter;
* A reconciliation of the expected aggregate undiscounted amount to amounts recognized in the balance sheet;
* An explanation of material changes since the prior balance sheet date in the expected aggregate amount of the obligations (other than those resulting from a pay down of the obligation).
Please refer to SAB Topic 5Y.

Note 2.  Acquisitions

8. In connection with the Textilease purchase, describe for us in more detail, how you came to assign goodwill to one "reportable segment." For example, explain to us whether there are any reporting units as contemplated by paragraph 50 of SFAS 141 in your varied list of business operations describing the one reportable segment in the fourth paragraph of Note 2 - Acquisitions.

Note 7.  Goodwill and Other Intangibles Assets

9. Using the guidance in paragraphs 30-31 of SFAS 142, tell us in detail how you determined your reporting unit(s) for purposes of performing you goodwill impairment test.

Note 9.  Commitments and Contingencies

10. Staff Accounting Bulletin 5:Y was issued to provide our interpretation of current accounting literature and disclosure requirements and serve as guidance for public companies in their disclosures regarding contingent liabilities. In that SAB, we clearly state that we believe that environmental liabilities typically are of such significance that detailed disclosures regarding judgments and assumptions underlying the recognition and measurement of the liabilities are necessary to prevent the financial statements from being unclear and to inform readers fully regarding the range of reasonably possible outcomes that could have a material effect on a registrant`s financial condition, results of operations, or liquidity.

Among the disclosures called for in the SAB are as follows:
o Circumstances affecting the reliability and precision of loss estimates;
o The extent to which unasserted claims are reflected in any accrual or may affect the magnitude of the contingency;
o Uncertainties with respect to joint and several liability that may affect the magnitude of the contingency, including disclosure of the aggregate expected cost to remediate particular sites that are individually material if the likelihood of contribution by the other significant parties has not been established;
o Disclosure of the nature and terms of cost-sharing arrangement with other parties;
o The extent to which disclosed but unrecognized contingent losses are expected to be recoverable through insurance, indemnification arrangements, or other sources, with disclosure of any material limitations of that recovery;
o Uncertainties regarding the legal sufficiency of insurance claims or solvency of insurance carriers;
o The time frame over which the accrued or presently unrecognized amounts may be paid out; and
o Material components of the accruals and significant assumptions underlying estimates.
Please advise or revise in future filings.


Note 13.  Segment Reporting

11. Using the guidance in paragraph 10 of SFAS 131, tell us how you determine your operating segments and how your Chief Operating Decision Maker reviews this information. Specifically discuss the measure of profit and loss reviewed by the chief operating decision maker. If you have aggregated several operating segments into one reportable segment, tell us how determined that you met the criteria for aggregation in paragraph 17 of SFAS 131, including the requirement that the segments have similar economic characteristics.

Schedule II -Valuation and Qualifying Accounts

12. In future filings, please provide all valuation and qualifying accounts and reserves as is required by, and in accordance with, Rule
12-09 of Regulation S-X. For example, as you have material amounts of inventories and rental merchandise in service, provide the required information for reserves for excess and obsolete inventory.


Form 10-Q for the quarters ended November 27, 2004

13. Please comply with all of the above comments in your future filings as applicable.



*    *    *    *

      Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested supplemental information. Please file your response letter on EDGAR.  You may contact Joe Cascarano, Staff Accountant, at
(202)
824-5357 or Joe Kempf, Senior Staff Accountant, at (202) 942-1979 if you have questions.

							Sincerely,



							Larry Spirgel
							Assistant Director
John B. Bartlett
UniFirst Corporation
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